LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

09046609

SUPPL

RECEIVED
2009 JUL 20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

3 June 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 2 June 2009, re: Dealings in Securities by a Principal Officer Outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Violet Pagan - The Bank of New York
ADR Department
101 Barclay Street, 22W
New York
NY 10286

7/21

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

BURSA MALAYSIA

Form Version V3.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION/EDMS/KLSE on 02/06/2009 06:23:38 PM

Reference No LI-090602-9138D

Submitting Investment Bank/Advisor (if applicable)

Submitting Secretarial Firm (if applicable)

Company name * LION INDUSTRIES CORPORATION BERHAD

Stock name * LIONIND

Stock code * 4235

Contact person * Wong Phooi Lin

Designation * Secretary

Type * ● Announcement ○ Reply to query

Subject :* Dealings in Securities by a Principal Officer Outside Closed Period

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*

(This field is to be used for the summary of the announcement)

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, a principal officer of the Company has dealt in the securities of the Company as set out in Table 1 hereunder.

Announcement Details :-

(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Name of Principal Officer	Date of Dealings	Average Consideration per Share (RM)	Number of Shares Sold	% of Issued Share Capital
Loke Shu Sun	02.06.2009	1.34	10,000	Negligible

Attachment(s):- (please attach the attachments here)

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

02 JUN 2009

LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

29 May 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the Financial Result Announcement dated 28 May 2009, Re: Third Quarterly Report for the financial period ended 31 March 2009 for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

RECEIVED
2008 JUL 20 A 6:55
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

c.c Ms Violet Pagan - The Bank of New York
ADR Department
101 Barclay Street, 22W
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

BURSA MALAYSIA

Form Version V3.0

Financial Results

Ownership transfer to LION INDUSTRIES CORPORATION/EDMS/KLSE on 28/05/2009 04:57:15 PM

Reference No LI-090528-12DEC

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	Wong Phooi Lin
Designation *	Secretary

Part A1 : QUARTERLY REPORT

Financial Year End *	30/06/2009
Quarter *	○ 1 Qtr ○ 2 Qtr ● 3 Qtr ○ 4 Qtr ○ Other
Quarterly report for the financial period ended *	31/03/2009
The figures *	○ have been audited ● have not been audited

RECEIVED 2009 JUL 20

Please attach the full Quarterly Report here:

LICB-09Q3.xls

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended * 31/03/2009

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
	31/03/2009 [dd/mm/yyyy]	31/03/2008 [dd/mm/yyyy]	31/03/2009 [dd/mm/yyyy]	31/03/2008 [dd/mm/yyyy]

LION INDUSTRIES CORPORATION BERHAD (415-D)

....

Secretary

28 MAY 2009

		RM'000	RM'000	RM'000	RM'000
1	Revenue	927,134	1,692,867	3,583,843	4,761,897
2	Profit/(loss) before tax	-298,353	215,677	-296,766	406,554
3	Profit/(loss) for the period	-260,228	196,934	-166,984	382,110
4	Profit/(loss) attributable to ordinary equity holders of the parent	-259,879	200,810	-197,921	390,038
5	Basic earnings/(loss) per share (sen)	-36.45	28.26	-27.76	55.04
6	Proposed/Declared dividend per share (sen)	0.00	0.00	0.00	0.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net assets per share attributable to ordinary equity holders of the parent (RM)	3.9200	4.2400

Remarks :

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		31/03/2009 [dd/mm/yyyy]	31/03/2008 [dd/mm/yyyy]	31/03/2009 [dd/mm/yyyy]	31/03/2008 [dd/mm/yyyy]
		RM'000	RM'000	RM'000	RM'000
1	Gross interest income	4,386	6,220	21,671	20,044
2	Gross interest expense	27,657	30,323	80,863	100,693

Remarks :

Note: The above information is for the Exchange internal use only.

LION INDUSTRIES CORPORATION BERHAD (415-D)

....

Secretary

28 MAY 2009

LION INDUSTRIES CORPORATION BERHAD

(Incorporated in Malaysia) (415-D)

Interim Report for the Third Quarter Ended 31 March 2009

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Incorporated in Malaysia)

Interim report for the third quarter ended 31 March 2009
(The figures have not been audited)

CONDENSED CONSOLIDATED INCOME STATEMENTS

	Note	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER 31/3/2009 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/3/2008 RM'000	CURRENT YEAR TO DATE 31/3/2009 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/3/2008 RM'000
Revenue		927,134	1,692,867	3,583,843	4,761,897
Operating expenses		(1,172,836)	(1,541,590)	(3,509,093)	(4,419,041)
Other operating income		-	11,535	-	25,480
(Loss)/Profit from operations		(245,702)	162,812	74,750	368,336
Finance costs		(27,657)	(30,323)	(80,863)	(100,693)
Share in results of associated companies		(29,380)	59,998	4,659	80,668
Income from other investments		4,386	6,220	21,671	20,044
Gain on disposal of shares in associated companies		-	55,970	-	77,199
Provision for diminution in value of inventories		-	-	(440,000)	-
Impairment loss on investment in unquoted bonds		-	(39,000)	-	(39,000)
Negative goodwill arising from acquisition of a subsidiary company		-	-	123,017	-
(Loss)/Profit before taxation		(298,353)	215,677	(296,766)	406,554
Taxation	16	38,125	(18,743)	129,782	(24,444)
Net (loss)/profit for the period		(260,228)	196,934	(166,984)	382,110
Attributable to :					
- Equity holders of the parent		(259,879)	200,810	(197,921)	390,038
- Minority interests		(349)	(3,876)	30,937	(7,928)
Net (loss)/profit for the period		(260,228)	196,934	(166,984)	382,110
(Loss)/Earnings per share attributable to equity holders of the parent (sen) :					
- Basic	24	(36.45)	28.26	(27.76)	55.04
- Diluted	24	N/A	28.14	N/A	54.79

(The Condensed Consolidated Income Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2008 and the accompanying explanatory notes attached to the interim financial statements)

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Incorporated in Malaysia)

Interim report for the third quarter ended 31 March 2009

(The figures have not been audited)

CONDENSED CONSOLIDATED BALANCE SHEETS

	Note	AS AT END OF CURRENT QUARTER 31/3/2009 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/6/2008 RM'000
ASSETS			
Non-Current Assets			
Property, plant and equipment		1,727,041	1,450,732
Investment properties		68,224	69,151
Prepaid land lease payment		107,112	102,134
Land held for property development		35,540	35,559
Investment in associated companies		750,866	627,737
Long-term investments		86,998	146,323
Deferred tax assets		109,304	76,297
Intangible assets		130,760	130,797
		3,015,845	2,638,730
Current Assets			
Assets held for sale		447	422
Property development costs		53,299	56,812
Inventories		1,148,264	1,329,993
Short-term investments		2,404	60,063
Amount due by jointly controlled entity		13,217	13,220
Trade receivables		411,904	539,654
Other receivables		255,620	444,996
Deposits, cash and bank balances		626,734	636,709
		2,511,889	3,081,869
TOTAL ASSETS		5,527,734	5,720,599
EQUITY AND LIABILITIES			
Share capital		712,920	712,700
Reserves		2,080,831	2,306,923
Equity attributable to equity holders of the parent		2,793,751	3,019,623
Minority interests		333,484	195,199
Total equity		3,127,235	3,214,822
Non-Current Liabilities			
Long-term borrowings	20	619,529	865,981
LICB Bonds and USD Debts	20	57,992	62,535
Deferred tax liabilities		27,435	146,459
Deferred payables		8,847	774
		713,803	1,075,749
Current Liabilities			
Trade payables		628,645	393,884
Other payables		388,063	553,546
Short-term borrowings	20	660,111	459,812
LICB Bonds and USD Debts	20	5,080	13,750
Tax liabilities		4,797	9,036
		1,686,696	1,430,028
Total Liabilities		2,400,499	2,505,777
TOTAL EQUITY AND LIABILITIES		5,527,734	5,720,599
Net assets per share attributable to ordinary equity holders of the parent (RM)		3.92	4.24

(The Condensed Consolidated Balance Sheets should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2008 and the accompanying explanatory notes attached to the interim financial statements)

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Incorporated in Malaysia)

Interim report for the third quarter ended 31 March 2009
(The figures have not been audited)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	← Attributable to equity holders of the parent →						
	Share Capital RM'000	Share Premium RM'000	Other Reserves RM'000	Retained Profits RM'000	Total RM'000	Minority Interests RM'000	Total Equity RM'000
31 March 2009							
At 1 July 2008	712,700	525,452	27,058	1,754,413	3,019,623	195,199	3,214,822
Dividend paid for the financial year ended 30 June 2008	-	-	-	(5,347)	(5,347)	-	(5,347)
Share-based payments	-	219	5,750	-	5,969	-	5,969
Issue of shares	220	64	-	-	284	-	284
Acquisition of a subsidiary company	-	-	-	-	-	33,832	33,832
Translation difference on net equity of foreign subsidiaries and other movements	-	-	9,356	-	9,356	16,544	25,900
Effect of dilution on equity interest in a subsidiary company	-	-	-	(38,213)	(38,213)	56,972	18,759
Net loss for the period	-	-	-	(197,921)	(197,921)	30,937	(166,984)
At 31 March 2009	712,920	525,735	42,164	1,512,932	2,793,751	333,484	3,127,235
31 March 2008							
At 1 July 2007	705,555	518,927	27,843	889,917	2,142,242	195,995	2,338,237
Dividend paid for the financial year ended 30 June 2007	-	-	-	(5,182)	(5,182)	-	(5,182)
Share-based payments	-	4,021	432	-	4,453	-	4,453
Issue of shares	5,397	1,611	-	-	7,008	-	7,008
Translation difference on net equity of foreign subsidiaries and other movements	-	-	(9,093)	-	(9,093)	2,099	(6,994)
Effect of dilution on equity interest in associated companies	-	-	-	11,773	11,773	-	11,773
Net profit for the period	-	-	-	390,038	390,038	(7,928)	382,110
At 31 March 2008	710,952	524,559	19,182	1,286,546	2,541,239	190,166	2,731,405

(The Condensed Consolidated Statements of Changes In Equity should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2008 and the accompanying explanatory notes attached to the interim financial statements)

LION INDUSTRIES CORPORATION BERHAD (415-D)

(Incorporated in Malaysia)

Interim report for the third quarter ended 31 March 2009

(The figures have not been audited)

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

	CURRENT YEAR TO DATE 31/3/2009 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/3/2008 RM'000
OPERATING ACTIVITIES		
(Loss)/Profit before taxation	(296,766)	406,554
Adjustments for:		
Non-cash items (mainly negative goodwill & depreciation)	(55,740)	70,802
Non-operating items (mainly associates' results & finance costs)	76,208	(19)
Operating (loss)/profit before changes in working capital	(276,298)	477,337
Changes in working capital :		
Net changes in current assets	646,811	(92,398)
Net changes in current liabilities	(24,887)	(20,982)
Others (mainly interest and tax paid)	7,049	(5,664)
	352,675	358,293
INVESTING ACTIVITIES		
Proceeds from disposal/redemption of investments and properties	36,897	293,816
Proceeds from disposal of shares in subsidiary/associated companies	-	109,737
Purchase of property, plant and equipment	(103,714)	(152,784)
Purchase of investment	(31,702)	(86,832)
Dividend received	30,983	-
Acquisition of additional investment in a subsidiary company	-	(450)
Others	29,596	7,883
	(37,940)	171,370
FINANCING ACTIVITIES		
Issue of shares	220	7,008
Issue of shares by a subsidiary company	-	186
Repayment of BaIDS	(70,000)	(60,000)
Interest paid	(30,250)	(27,736)
Borrowings	(268,186)	(431,539)
Redemption/Repayment of LICB Bonds and USD Debts	(20,253)	(199,283)
(Increase)/Decrease in cash and cash equivalents - restricted	(115,863)	273,760
Dividend paid to shareholders	(5,347)	(5,182)
Others	8,523	(650)
	(501,156)	(443,436)
Net changes in cash & cash equivalents	(186,421)	86,227
Effects of exchange rate changes	1,654	255
Cash & cash equivalents at beginning of the period	335,172	233,178
Cash & cash equivalents at end of the period	150,405	319,660

(The Condensed Consolidated Cash Flow Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2008 and the accompanying explanatory notes attached to the interim financial statements)

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. Accounting policies and methods of computation

The interim financial statements have been prepared in accordance with the Financial Reporting Standard ("FRS") 134: "Interim Financial Reporting" and paragraph 9.22 of the Listing Requirements of Bursa Malaysia Securities Berhad.

The interim financial statements should be read in conjunction with the audited financial statements of the Group for the financial year ended 30 June 2008. The explanatory notes attached to the interim financial statements provide an explanation of events and transactions that are significant to an understanding of the changes in the financial position and performance of the Group since the year ended 30 June 2008.

The significant accounting policies adopted are consistent with those of the audited financial statements for the financial year ended 30 June 2008.

2. Comments about seasonal or cyclical factors

The Group's performance is not affected by any material seasonal or cyclical factors.

3. Unusual items due to their nature, size or incidence

There were no unusual items affecting assets, liabilities, equity, net income or cash flows during the financial year-to-date other than as disclosed in the interim report.

4. Changes in estimates

There were no changes in estimates that have had a material effect in the current quarter and financial year-to-date results.

5. Debt and equity securities

During the financial year-to-date, the issued and paid-up share capital of the Company was increased from RM712,699,965 to RM712,920,465 by the issuance of 46,700 new ordinary shares of RM1.00 each at an issue price of RM1.037 per share, 168,200 new ordinary shares of RM1.00 each at an issue price of RM1.33 per share and 5,600 new ordinary shares of RM1.00 each at an issue price of RM2.05 per share for cash pursuant to the Executive Share Option Scheme of the Company.

During the financial year-to-date, the Group has:

(i) partially redeemed its Bai' Bithaman Ajil Islamic Debt Securities ("BaIDS") amounting to RM70 million;
(ii) redeemed/repaid part of its LICB Bonds and USD Debts amounting to RM20.2 million; and
(iii) redeemed/repaid part of its SCB Bonds and USD Debts amounting to RM6.8 million. SCB Bonds and USD Debts represent zero-coupon redeemable secured Ringgit Malaysia denominated bonds and zero-coupon redeemable secured United States Dollar denominated debts issued by Silverstone Corporation Berhad ("SCB"), a subsidiary company of the Group.

Other than as disclosed above, there were no issuance, cancellation, repurchase, resale and repayment of debt and equity securities during the financial year-to-date.

6. Dividends paid

During the financial year-to-date, a first and final dividend of 1%, less tax, amounting to RM5.3 million in respect of the previous financial year ended 30 June 2008 was paid by the Company.

7. Segmental Information

The Group's segmental report for the financial year-to-date was as follows :

	REVENUE			
	Total RM'000	Inter - Segment RM'000	External RM'000	Segment Results RM'000
Steel	3,200,993	(41,133)	3,159,860	69,232
Building materials	146,744	-	146,744	962
Property	16,728	-	16,728	1,590
Tyre	204,481	-	204,481	(15,402)
Others	56,030	-	56,030	22,057
	3,624,976	(41,133)	3,583,843	78,439
Unallocated costs				(3,689)
Profit from operations				74,750
Finance costs				(80,863)
Share in results of associated companies				4,659
Income from other investments				21,671
Provision for diminution in value of inventories				(440,000)
Negative goodwill arising from acquisition of a subsidiary company				123,017
Loss before taxation				(296,766)

8. Subsequent events

Other than as disclosed in Note 19, there were no material events subsequent to the end of the current quarter.

9. Changes in composition of the Group

There were no material changes in the composition of the Group during the financial year-to-date except for the acquisition of 84.11% equity interest in Silverstone Corporation Berhad on 28 November 2008 by Lion Forest Industries Berhad, a subsidiary company of the Company.

The effects of the above acquisition on the financial results of the Group are as follows:

	CUMULATIVE QUARTER	
	CURRENT YEAR TO-DATE 31/3/2009 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/3/2008 RM'000
Revenue	131,555	-
Loss for the period	(5,262)	-
Negative goodwill arising from acquisition of a subsidiary company	123,017	-

The effects of the above acquisition on the financial position of the Group are as follows:

	AS AT END OF CURRENT QUARTER 31/3/2009 RM'000	AS AT DATE OF ACQUISITION RM'000
Non-current assets	451,054	477,655
Current assets	199,171	245,440
Current and deferred liabilities	(667,081)	(716,770)
	(16,856)	6,325
Minority interests	(31,803)	(50,114)
	(48,659)	(43,789)

10. Changes in contingent liabilities and contingent assets

There were no material changes in contingent liabilities or contingent assets since the last annual balance sheet date.

11. Performance review

For the nine months of the financial year, the Group posted a lower revenue of RM3.6 billion compared to RM4.8 billion a year ago. Demand for steel products of the Group was adversely affected by the global economic slowdown. In line with the steep plunge in global steel prices, the Group had recognised a provision for diminution in value of its steel inventories amounting to RM440 million.

The Group recognised a negative goodwill of RM123 million arising from the acquisition of Silverstone Corporation Berhad by its listed subsidiary, Lion Forest Industries Berhad.

After accounting for lower profit from the associated companies and lower finance costs, the Group registered a loss before tax of RM297 million for the period under review against a profit of RM407 million a year ago.

12. Comment on material change in profit

	Revenue		(Loss)/Profit from operations	
	Current Quarter 31/3/2009 RM'000	Immediate Preceding Quarter 31/12/2008 RM'000	Current Quarter 31/3/2009 RM'000	Immediate Preceding Quarter 31/12/2008 RM'000
Steel	739,500	1,035,660	(259,725)	(34,223)
Tyre	116,634	50,230	3,683	(12,393)
Others	71,000	65,567	11,861	8,907
Unallocated costs	-	-	(1,521)	(1,133)
	927,134	1,151,457	(245,702)	(38,842)

The Group recorded a lower revenue for the quarter under review as selling prices for steel products continued to fall. Accordingly, the Group recorded a loss from operations.

On segmental basis, revenue from the tyre division was more than doubled with the consolidation of a 3-month results of the local tyre manufacturing operations for the quarter. With improved sales of tyre and lower raw material costs, the local tyre manufacturing operations contributed positively to the Group's earnings.

Overall, the Group recorded a higher loss before taxation of RM298 million for the quarter under review compared to RM122 million in the immediate preceding quarter.

13. a) Prospects

The operating environment for the Group's businesses remains challenging in the next quarter as uncertainties are expected to persist under the current global economic condition. However, there are some encouraging signs of improving sentiment in the domestic market for steel business and we are hopeful our business would benefit in the coming quarter. Nevertheless, the Group maintains a cautious approach and continues to implement stringent cost controls and strategic measures.

b) Forecast or target previously announced

The disclosure requirements are not applicable for the current quarter and financial year-to-date.

14. Statement of the Board of Directors' opinion on achievement of forecast or target

The disclosure requirements are not applicable for the current quarter and financial year-to-date.

15. Profit forecast or profit guarantee

No profit forecast or profit guarantee was published.

16. Taxation

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 31/3/2009 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/3/2008 RM'000	CURRENT YEAR TO DATE 31/3/2009 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/3/2008 RM'000
Taxation comprises :				
In respect of current period:				
- income tax	4,699	18,743	5,653	24,392
- deferred tax	(42,051)	-	(116,690)	52
In respect of prior years:				
- income tax	(773)	-	2,406	-
- deferred tax	-	-	(21,151)	-
	(38,125)	18,743	(129,782)	24,444

The tax charged for the current period arose mainly from the profitable subsidiary companies of which profit cannot be set off against losses of other subsidiary companies within the Group for tax purpose.

The deferred tax was provided for the current quarter and financial year-to-date in respect of tax credits.

17. Sale of unquoted investments and properties

There were no material sale of unquoted investments or properties for the current quarter and financial year-to-date.

18. Quoted securities

The Group's dealing in quoted securities for the current quarter and financial year-to-date are as follows:

	CURRENT QUARTER 31/3/2009 RM'000	CURRENT YEAR TO DATE 31/3/2009 RM'000
Total sale proceeds	-	4
Total gain on disposal	-	-
Total purchase consideration	-	30,015

Details of investments in quoted securities (excluding investments in associated companies) as at the end of the reporting period were as follows:

	RM'000
At cost	33,150
At book value	27,570
At market value	27,574

19. Corporate proposals

The status of corporate proposals of Lion Forest Industries Berhad ("LFIB") is reported in the Interim Report of LFIB.

Other than the aforementioned, there were no corporate proposals pending completion at the date of this report.

20. Borrowings and debt securities

The Group's borrowings as at end of the reporting period were as follows:

	Short Term RM'000	Long Term RM'000	Total RM'000
Bank borrowings			
Secured	439,324	353,029	792,353
Unsecured	17,080	-	17,080
Secured			
BaIDS	90,000	240,000	330,000
SCB Bonds and USD Debts	113,707	26,500	140,207
	660,111	619,529	1,279,640
LICB Bonds and USD Debts			
Secured	5,080	57,992	63,072
	665,191	677,521	1,342,712

The Group's borrowings were denominated in the following currencies:	Foreign Currency '000	RM'000
- Ringgit Malaysia	-	891,056
- US Dollar	115,967	424,090
- Chinese Renminbi	51,689	27,566
		1,342,712

21. Off balance sheet financial instruments

There were no off balance sheet financial instruments at the date of this report.

22. Changes in material litigation

There were no changes in material litigation since the last annual balance sheet date.

23. Dividend proposed

The Board does not recommend any interim dividend for the financial quarter ended 31 March 2009.

24. (Loss)/Earnings per share ("EPS")

Basic

Basic EPS is calculated by dividing the net profit/(loss) for the period attributable to equity holders of the parent by the weighted average number of ordinary shares of the Company in issue during the financial period.

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 31/3/2009	PRECEDING YEAR CORRESPONDING QUARTER 31/3/2008	CURRENT YEAR TO DATE 31/3/2009	PRECEDING YEAR CORRESPONDING PERIOD 31/3/2008
Net profit/(loss) attributable to equity holders of the parent (RM'000)	(259,879)	200,810	(197,921)	390,038
Weighted average number of ordinary shares in issue ('000)	712,920	710,662	712,894	708,582
Basic EPS (sen)	(36.45)	28.26	(27.76)	55.04

Diluted

For the purpose of calculating diluted EPS, the net profit/(loss) for the period attributable to equity holders of the parent and the weighted average number of ordinary shares in issue during the period have been adjusted for the dilutive effects of all potential ordinary shares, i.e. shares granted under the Executive Share Option Scheme ("ESOS").

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 31/3/2009	PRECEDING YEAR CORRESPONDING QUARTER 31/3/2008	CURRENT YEAR TO DATE 31/3/2009	PRECEDING YEAR CORRESPONDING PERIOD 31/3/2008
Net profit/(loss) attributable to equity holders of the parent (RM'000)	(259,879)	200,810	(197,921)	390,038
Weighted average number of ordinary shares in issue ('000)	712,920	710,662	712,894	708,582
Effect of dilution ('000)	-	2,952	36	3,244
	712,920	713,614	712,930	711,826
Diluted EPS (sen)	N/A	28.14	N/A	54.79

25. Auditors' report on preceding annual financial statements

The auditors' report on the financial statements for the financial year ended 30 June 2008 was not qualified.

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Incorporated in Malaysia)

Interim report for the third quarter ended 31 March 2009
(The figures have not been audited)

PROPOSED DIVESTMENT PROGRAMME ("PDP")

(i) Status of the Proposed Divestments

Assets to be Divested	PDP (Per GWRS)	Concluded Sales			Sale Proceeds Received				
		Up to December 2008	Current Year (Jan-Dec 09) Current Quarter	Current Year (Jan-Dec 09) Year-To-Date	Up to December 2008	Current Year (Jan - Dec 09) Actual Received in Current Qtr	Current Year (Jan - Dec 09) Actual Received in YTD	Current Year (Jan - Dec 09) Projected to Dec 2009	Current Year (Jan - Dec 09) Projected Full Year
	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million
By December 2002									
Unlisted shares in pharmaceutical company	2.0	2.0	-	-	2.0	-	-	-	-
Unlisted shares in automotive company	29.4	29.4	-	-	29.4	-	-	-	-
Listed shares in financial services company	2.5	2.5	-	-	2.5	-	-	-	-
	33.9								
By December 2003									
Shares in unlisted companies, industrial land, office block, factories and shoplots in Parade and shopping centre	174.3	174.3	-	-	174.3	-	-	-	-
By December 2004									
Shares in unlisted companies and shoplots in Parade and shopping centre **	45.4	13.1	-	-	13.1	-	-	-	-
By December 2005									
Shares in unlisted company, factories and apartment **	9.7	-	-	-	-	-	-	-	-
By December 2006									
Shares in unlisted companies, commercial land, residential land and shoplots in Parade and shopping centre **	278.0	74.0	-	-	74.0	-	-	2.7	2.7
Total	541.3	295.3	-	-	295.3	-	-	2.7	2.7

** The Group is actively looking for potential buyers for its assets/companies under the PDP. Where necessary, the Group will divest other assets which are not under the PDP to redeem/repay the LICB Bonds and USD Debts.

(ii) Transactions completed during the quarter

No transactions were completed during the quarter.

(iii) Utilisation of the divestment proceeds received

The divestment proceeds received were/will be used to redeem/repay the LICB Bonds and USD Debts.

LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

15 June 2009

RECEIVED
2009 JUL 20 A 6:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 12 June 2009, re: Dealings in Securities by Principal Officers Outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Violet Pagan - The Bank of New York
ADR Department
101 Barclay Street, 22W
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

BURSA MALAYSIA

Form Version V3.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 12/06/2009 05:36:19 PM

Reference No LI-090612-4C2BA

Submitting Investment Bank/Advisor (if applicable)

Submitting Secretarial Firm (if applicable)

Company name * LION INDUSTRIES CORPORATION BERHAD

Stock name * LIONIND

Stock code * 4235

Contact person * Wong Phooi Lin

Designation * Secretary

Type * ● Announcement ○ Reply to query

Subject :* Dealings in Securities by Principal Officers Outside Closed Period

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*

(This field is to be used for the summary of the announcement)

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, the principal officers of the Company have dealt in the securities of the Company as set out in Table 1 and Table 2 hereunder.

Announcement Details :-

(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1 - Exercise of Options pursuant to Executive Share Option Scheme ("ESOS")

Name of Principal Officer	Date of Exercise pursuant to ESOS	Exercise Price per Share (RM)	Number of Shares Subscribed	% of Issued Share Capital
Ng Ho Peng	12.06.2009	1.33	20,200	Negligible

Table 2 - Disposal of Shares

Name of Principal Officer	Date of Dealings	Average Consideration per Share (RM)	Number of Shares Sold	% of Issued Share Capital
Yasmin Weili Tan binti Abdullah	12.06.2009	1.50	1,000	Negligible

LION INDUSTRIES CORPORATION BERHAD (415-D)

Attachment(s):- (please attach the attachments here)

....

Secretary

12 JUN 2009

LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

RECEIVED
2009 JUL 20 A 6:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

12 June 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 11 June 2009, re: Dealings in Securities by a Principal Officer Outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Violet Pagan - The Bank of New York
ADR Department
101 Barclay Street, 22W
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

BURSA MALAYSIA

Form Version V3.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 11/06/2009 05:26:09 PM

Reference No LI-090611-3D406

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	Wong Phooi Lin
Designation *	Secretary

Type *	● Announcement ○ Reply to query
Subject :*	Dealings in Securities by a Principal Officer Outside Closed Period

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*

(This field is to be used for the summary of the announcement)

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, a principal officer of the Company has dealt in the securities of the Company as set out in Table 1 hereunder.

Announcement Details :-

(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Name of Principal Officer	Date of Exercise pursuant to Executive Share Option Scheme	Exercise Price per Share (RM)	Number of Shares Subscribed	% of Issued Share Capital
Tan Chitt Loo	11.06.2009	1.037	26,500	Negligible

Attachment(s):- (please attach the attachments here)

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

11 JUN 2009

LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

16 June 2009

RECEIVED
2009 JUL 20 A 6:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 15 June 2009, re: Dealings in Securities by Principal Officers Outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Violet Pagan - The Bank of New York
ADR Department
101 Barclay Street, 22W
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

BURSA MALAYSIA

Form Version V3.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 15/06/2009 05:40:41 PM

Reference No LI-090615-528F5

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	Wong Phooi Lin
Designation *	Secretary

Type *	● Announcement ○ Reply to query
Subject :*	Dealings in Securities by Principal Officers Outside Closed Period

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*

(This field is to be used for the summary of the announcement)

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, the principal officers of the Company have dealt in the securities of the Company as set out in Table 1 hereunder.

Announcement Details :-

(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement.

Table 1

Name of Principal Officers	Date of Dealings	Average Consideration per Share (RM)	Number of Shares Sold	% of Issued Share Capital
Loke Shu Sun	15.06.2009	1.54	10,000	Negligible
Rahmat bin Ibrahim	15.06.2009	1.52	10,000	Negligible
Yasmin Weili Tan binti Abdullah	15.06.2009	1.52	4,000	Negligible

Attachment(s):- (please attach the attachments here)

LION INDUSTRIES CORPORATION BERHAD (415-D)

....

Secretary

15 JUN 2009

LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

11 June 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

RECEIVED
2009 JUL 20 A 6:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 10 June 2009, re: Dealings in Securities by Principal Officers Outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Violet Pagan - The Bank of New York
ADR Department
101 Barclay Street, 22W
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

BURSA MALAYSIA

Form Version V3.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 10/06/2009 05:38:40 PM

Reference No LI-090610-4F956

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	Wong Phooi Lin
Designation *	Secretary

Type *	● Announcement ○ Reply to query
Subject :*	Dealings in Securities by Principal Officers Outside Closed Period

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*
(This field is to be used for the summary of the announcement)

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, the principal officers of the Company have dealt in the securities of the Company as set out in Table 1 hereunder.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Name of Principal Officers	Date of Dealings	Average Consideration per Share (RM)	Number of Shares Sold	% of Issued Share Capital
Hia Ngee Yeow	10.06.2009	1.41	5,000	Negligible
Tan Chitt Loo	10.06.2009	1.40	5,000	Negligible

Attachment(s):- (please attach the attachments here)

LION INDUSTRIES CORPORATION BERHAD (415-D)

....

Secretary

10 JUN 2009